Sub-Item 77C: Submission of matters to a vote of security holders

Shareholder Meeting Results
The following proposal was addressed at a Special Meeting of Shareholders held on October 12, 2010.
Shareholders of The Hartford Income Shares Fund, Inc. (the "Acquired Fund").

1. To consider and vote on a reorganization pursuant to an Agreement and Plan of Reorganization, providing for the acquisition of the assets and the liabilities of the Acquired Fund by Rivus Bond Fund, a diversified, closed-end management investment company advised by Cutwater Asset Management Corp., solely in exchange for shares of the Rivus Bond Fund.

Fund      For   Against  Abstain
The Hartford Income Shares Fund, Inc.  8,924,726.202  1,454,342.567  268,934.024